Catalyst/Perini Strategic Income Fund

(formerly, Catalyst Strategic Income Opportunities Fund)

Ticker: CSIOX

(the “Fund”)

August 7, 2025

This information supplements certain information contained in the Statement of Additional Information (“SAI”) for the Fund, dated February 1, 2025, as supplemented on March 14, 2025.

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At a special meeting of shareholders held on August 6, 2025, shareholders of the Fund approved a proposal to change the Fund’s fundamental investment policy relating to the Fund’s ability to purchase or sell real estate or interests in real estate. The Fund’s fundamental investment policy changed as follows:

Former Fundamental Investment Policy	New Fundamental Investment Policy
The Fund may not purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).	The Fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, including, but not limited to, through the default of real estate securities held by the Fund (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

Accordingly, effective immediately, the New Fundamental Investment Policy replaces the Former Fundamental Investment Policy included as Fundamental Policy number 8 under the section of the Fund’s SAI entitled “INVESTMENT OBJECTIVES AND POLICIES – Fundamental Policies.”

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You should read this Supplement in conjunction with the Prospectus and SAI for the Fund, each dated February 1, 2025, as supplemented on March 14, 2025, which provide information that you should know about the Fund before investing. These documents are available upon request and without charge by calling the Fund toll-free at 1-800-991-3319 or by writing to Catalyst/Perini Strategic Income Fund c/o 36 North New York Avenue, 3rd Floor, Huntington, NY 11743.

Please retain this Supplement for future reference.